Exhibit 4.14

DATED 25th MAY 2005

GRACECHURCH SERVICES CORPORATION

(a subsidiary of Barclays Bank PLC)

- and -

ROBERT E. DIAMOND JR.

SERVICE and ASSIGNMENT AGREEMENT

This Agreement is made the 25th day of May 2005

BETWEEN:

(1)	GRACECHURCH SERVICES CORPORATION of 200 Park Avenue, New York, NY 10166 (the Company); and

(2)	MR ROBERT E. DIAMOND JR. of 5 The North Colonnade, London, E14 4BB (you).

1.	APPOINTMENT & TERM

1.1	This Contract, which sets forth the terms governing your continued employment with the Company, shall be effective as of 1 June, 2005 and shall terminate on the earlier of (a) the date your employment pursuant to Section 4 of this Contract terminates, or (b) the date you die or become totally disabled.

1.2	This Employment Contract and the Assignment Agreement attached to this Employment Contract at Schedule 1 supersede and replace the provisions of any and all prior employment and/or assignment agreements you may have executed with the Company and/or any other member of the Barclays Group (as defined herein), which are hereby terminated. The Company acknowledges that your employment commencement date is the date your employment began on July 1, 1996

2.	TERMINATION

2.1	The Company may terminate your employment at any time for any reason, or for no reason, upon twelve (12) months’ prior written notice to you and you may terminate your employment at any time upon six (6) months’ prior written notice to the Company; provided, however, the Company may elect to place you on paid leave for all or part of the applicable notice period, and provided further, that if your employment is terminated by the Company for Cause, then your employment may be terminated immediately without any prior notice or payment to you (other than any amounts required to be paid to you under applicable law).

2.2	“Cause” shall mean: gross neglect of or willful and continuing refusal to substantially perform your duties, including duties under any assignment to another member of the Barclays Group; willful engaging in conduct which is demonstrably injurious to any member of the Barclays Group; a conviction or a plea of guilty or no contest to a felony or to a misdemeanor involving fraud, dishonesty or theft, or a conviction or guilty plea to any criminal offense of similar gravity under the laws of any jurisdiction to which you may be assigned; a breach of the confidentiality provisions contained in this Contract and/or in any Barclays Group Assignment Agreement to which you are a party; willfully attempting to obstruct or willfully failing to cooperate with any investigation authorized by the Company or any governmental or self-regulatory entity; any other act or conduct which would amount to an act justifying immediate termination under the rules or regulations governing the direct employees of any member of the Barclays Group to which you are assigned; or any violation of any laws or regulations governing your duties or activities.

2.3	In addition to being able to terminate your employment for Cause without giving the prior notice contemplated by Section 2.1, then the Company may terminate your employment without prior notice by making a payment to you, as soon as practicable, of liquidated damages of an amount equal to one year’s total annual compensation (12 months’ salary and annual bonus as defined in clause 2.3 (a) below) in equal installments at such time(s) as you would have received such payment(s) of basic salary had you been required to work for the whole of such period (unless you continue employment elsewhere within the Barclays Group, in which event no payment will be due to you). For the avoidance of doubt, any amount payable under this clause shall be less appropriate deductions and withholdings as required by law. You acknowledge and accept your obligation to mitigate your loss by seeking comparable new employment. If you commence alternative employment or your services are employed during the period in which payments are due, the Company reserves the right to cease further payment

(a)	For the purposes of this clause 2.3 “bonus” will be calculated as the average value of the annual bonuses which you have received in respect of the three completed financial years preceding termination of your employment under clause 2.3 above.

(b)	If any payment under clause 2.3 above would be subject to additional tax under Section 409A of the Internal Revenue Code, the payment will be delayed and made to you at the earliest time that the additional tax would not apply.

2.4	On termination for whatever reason of your employment within the Barclays Group, you will deliver to the Company all papers, tapes and records (in whatever medium) relating to your employment and all property of the Barclays Group in your possession or under your control and resign any appointments as director that you may hold in any Barclays Group company.

3.	DUTIES

3.1	You shall perform such duties and exercise such powers in relation to the business of the Company and those companies which are (or which become during the term of this Contract) subsidiaries or associated companies of Barclays PLC (the “Barclays Group”) as may be assigned to or vested in you from time to time and which are consistent with your present scope and breadth of duties and your status as an executive, and you will at all times and in all respects comply with the reasonable directions and restrictions made by the applicable members of the Barclays Group. By signing this letter, you accept employment by the Company and agree to faithfully serve the Barclays Group and to devote your full working time and efforts, to the best of your ability, experience and talent, to the performance of services, duties and responsibilities in connection therewith, or such further duties and services of a similar nature as may be reasonably required of you by the applicable members of the Barclays Group. It may become necessary to require you to work in different divisions, sections or offices of the applicable members of the Barclays Group. You may also at some time in the future be asked to work in an overseas office and you agree not to unreasonably refuse such request. By accepting this offer of employment you will acknowledge your acceptance of this obligation of flexibility.

4.	REMUNERATION

4.1	The Company shall pay you a gross base salary at the annual rate of £250,000. This will be paid to you monthly and shall be subject to such deductions and withholdings as required by law. On the recommendation of an entity to which you are assigned, your gross salary during your assignment may be increased. Your notional base salary for US benefits participation will be $450,000 gross per annum.

5.	BENEFITS

5.1 During this Contract’s term, you shall be eligible to participate, on the same basis as other employees, in

(i)	welfare benefit plans sponsored or maintained by Barclays Bank PLC North America (“Barclays”), including, without limitation, group life, medical, dental, or disability insurance or similar plans or programs maintained by Barclays,

(ii)	pension plans sponsored or maintained by Barclays (including the Barclays Bank PLC Thrift Savings Plan and the Barclays Bank PLC USA Staff Pension Plan).

6.	CONFIDENTIAL INFORMATION

During the term of this Contract and at all times thereafter, you shall not (without the Company’s prior written consent, or as specifically provided in any Barclays Group Assignment Agreement to which you are a party) disclose or make accessible to any other person or entity any Confidential Information pertaining to the business of any member of the Barclays Group, except (i) in accordance with the terms of any Barclays Group Assignment Agreement to which you are a party, or (ii) when required to do so by applicable law. “Confidential Information” shall mean non-public information concerning the financial data, business plans, product development (or other proprietary inventions, improvements or product data), customer lists and other nonpublic, proprietary and confidential information of any member of the Barclays group, which has come to your knowledge during the course of your Employment by the Company or the course of your Assignment pursuant to any Barclays Group Assignment Agreement to which you are party, that is not otherwise available to the public. Except as required by law, you will not publicly disclose the contents of this Contract or any Barclays Group Assignment Agreement to which you are a party. However, nothing in this Contract or any Assignment Agreement will operate to prohibit you from providing truthful information concerning the Barclays Group to governmental, regulatory or self-regulatory authorities.

7	MISCELLANEOUS

7.1	If any provision of this Contract shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

7.2	This Contract shall be binding and inure to the benefit of the heirs and representatives of you and the assigns and successors of the Company, but neither this contract nor any rights or obligations hereunder shall be assignable or otherwise subject to hypothecation by you (except by will or by operation of the laws of intestate succession) or by the Company, except that the Company may assign this Contract to any member of the Barclays Group or to any successors (whether by merger, purchase or otherwise) to all or substantially all of the stock, assets or businesses of the Company.

7.3	Where the context of this Contract requires, the respective rights and obligations of the parties shall survive any termination or expiration of the term of your employment.

7.4	This Contract shall take precedence over and control in the event of any conflict between this Contract and any of the Company’s plan documents or program documents.

7.5	The respective rights and obligations of the parties hereunder shall survive any termination of this Contract to the extent necessary to the intended preservation of such rights and obligations. The provisions of this Clause are in addition to the survivorship provisions of any other section of this Contract.

8.	GOVERNING LAW

8.1	This Contract will be construed, interpreted and governed in accordance with the laws of the State of New York without reference to rules relating to conflicts of law; provided, however, in the event that any Assignment Agreement to which you are party provides that the laws of any jurisdiction other than the State of New York shall apply to such Assignment Agreement, such provision in the Assignment Agreement shall control with respect to the Assignment Agreement.

8.2	The federal and states courts located in the County of New York are to have exclusive jurisdiction to settle any disputes which may arise in connection with this Contract.

9.	ENTIRE AGREEMENT

9.1	This Contract, together with the Assignment Agreement attached at Schedule 1 ,constitute the entire agreement between you and the company with respect to the subject mater hereof and may only be amended by a written agreement between you and the Company.

Signed by a duly authorised signatory on
behalf of:

Gracechurch Services Corporation
200 Park Avenue
New York, NY 10166

By:	/s/ Patrick Mullin
Patrick Mullin, Sr. Vice President

Date: 5/25/05

I accept the offer of employment and agree to this Contracts terms.

/s/ Robert E. Diamond Jr.
Robert E. Diamond Jr.

Date: 25 May 2005

SCHEDULE 1

ASSIGNMENT AGREEMENT

Dear Bob:

1. General Terms.

This Agreement sets forth the terms governing your continued assignment (your “Assignment”) to Barclays Bank PLC in the UK. During your Assignment, the terms of your employment contract (as such may be amended from time to time, your ‘Contract”) with Gracechurch Services Corporation (the “Company”) will continue to apply. You will also remain an employee of the Company and will be subject to the ultimate right of the Company to direct and control your activities; however, you will be seconded to Barclays Bank PLC. Capitalized terms not otherwise defined herein will have the same meanings as set forth in the Contract.

2. Term.

This Agreement shall be effective as of 1 June, 2005 (subject to you maintaining your required work permit/visa and any required regulatory qualifications and permissions), and shall terminate on the earlier of (a) the date your employment with the Company terminates, or (b) the date Barclays Bank PLC terminates your Assignment.

3. Duties During Assignment.

You will initially be employed as President of Barclays PLC and CEO Investment Banking and Investment Management and Private Clients and will be appointed a Director of Barclays Bank PLC and Barclays PLC. Your duties as a director of Barclays PLC and Barclays Bank PLC are subject to the Articles of Association of the relevant company for the time being. You shall perform your duties primarily from Barclays Capital’s facilities at 5 The North Colonnade, Canary Wharf, London, UK, or such other locations you may be assigned to by Barclays Bank PLC. However, by signing this Agreement, you acknowledge and agree that from time to time, in the ordinary course of Barclays Bank PLC’s business, you will be required to travel, and you hereby agree to undertake such travel.

4. Salary.

Your salary will be as set out in clause 4.1 of your Contract of Employment.

5. Bonus.

Barclays Bank PLC operates a discretionary bonus scheme for its employees. The Company may, on the recommendation of Barclays Bank PLC, make a bonus payment to you. Any such payment will be contingent upon your performance of your duties hereunder in accordance with the standards established by the management of Barclays Bank PLC, in conformity with Barclays Bank PLC’s policies, and in a manner that furthers the interests of Barclays Bank PLC and its affiliates. Entitlement to any discretionary bonus is subject to your continuing to be employed by a member of the Barclays Group without any notice of termination of your employment being in effect at the time that payment is due to be made or shares are due to be released (regardless of whether you have previously been notified of any provisional bonus award).

6. Benefits.

You will receive, in accordance with Barclays Bank PLC’s and/or the Company’s generally applicable policies and procedures:

a)	A gross car allowance of £5,500 per annum. This is subject to income tax paid monthly with your salary, and

b)	30 days’ paid vacation annually and English Public Holidays (with no carryover of unused vacation).

7. Termination of Employment Due to Death or Due to Voluntary Resignation.

In the event of a termination of your employment due to death, your estate will receive the proceeds of life insurance in the amount of $1,300,000.

In the event of your voluntary resignation, you will be entitled to no payment of salary or bonus.

8. Taxes.

You will be responsible for actual taxes incurred in respect of your Company sourced and personal income, and shall indemnify and hold the Company and all of the members of the Barclays Group harmless from any losses they may suffer as a result of your failing to pay any taxes you are obligated to pay.

9. Compliance.

While on Assignment, you are required to comply with any rules and regulations of any authority which regulates the business of any member of the Barclays Group in any relevant jurisdiction, including the Barclays Group Share Dealing Code. Any breach of such rules or regulations could lead to termination of your Assignment and/or your employment with the Company (without notice or any additional payments). In addition, you will be required to comply with Barclays Bank PLC’s standards for work performance and business conduct at all times, and any failure on your part to do so will be handled under the terms of Barclays Bank PLC’s disciplinary procedure by Barclays Bank PLC’s local management.

10. Intellectual Property.

a)	You will promptly disclose to Barclays Bank PLC and keep confidential all inventions, processes, copyright works, designs, technical know-how or any other materials whatsoever conceived, developed or made by you at any time in the course of your employment (whether or not conceived, developed or made during normal working hours and whether before or after the date of this Agreement and whether or not alone or in conjunction with others) (the “Works”). You acknowledge that all Works and all Intellectual Property rights therein shall belong to and vest in Barclays Bank PLC absolutely.

b)	You will hold all such Works and Intellectual Property rights in trust for Barclays Bank PLC to the extent that the Works and all Intellectual Property rights therein may not be and until the Works and all Intellectual Property rights therein are vested absolutely in Barclays Bank PLC. You assign all current and future copyright, database rights and design rights in the Works and any other proprietary rights capable of assignment by way of present assignment of future rights for the full term of such rights.

c)	You unconditionally and irrevocably waive your rights to be identified as the author of the Works and not to have the Works subject to derogatory treatment. d) You will do everything necessary or desirable at Barclays Bank PLC expense to vest the Works and Intellectual Property rights fully in Barclays Bank PLC and/or to secure patent or other appropriate forms of protection for the Intellectual Property rights in the Works. Decisions as to the protection or exploitation of any of the Works and the Intellectual Property rights therein shall be in the absolute discretion of Barclays.

11. Nondisclosure of Confidential Information and Restrictive Covenants.

a.)	During the term of your Assignment you shall not (without the prior written consent of the Chief Executive of Barclays Bank PLC) disclose or make accessible to any other person or entity any Confidential Information pertaining to the business of Barclays Bank PLC or any member of the Barclays Group, except (I) while assigned to Barclays Bank PLC, in the business of and for the benefit of Barclays Bank PLC, or (ii) when required to do so by applicable law. “Confidential Information” shall mean non-public information concerning the financial data, business plans, product development (or other proprietary inventions, improvements or product data), customer lists and other non-public, proprietary or confidential information of Barclays Bank PLC and each other member of the Barclays Group, which has come to your knowledge during the course of your employment by the Company or during the course of your Assignment, and that is not otherwise available to the public. Except as required by law, you will not publicly disclose the contents of this Agreement

b.)	On termination for whatever reason of your Assignment, upon direction you (or your personal representative) will deliver to Barclays Bank PLC all papers, tapes and records (in whatever medium) relating to your Assignment and all property of Barclays Bank PLC and each other member of the Barclays Group that is in your possession or under your control.

c.)	Restrictive Covenants You shall not without the prior written consent of the Board of Barclays Bank PLC (such consent to be withheld only so far as may be reasonably necessary to protect the legitimate interests of the Barclays Group) either on your own behalf or on behalf of any other person, firm or company:

i)	for a period of 6 months from the date of termination of your employment (for any reason) be engaged or interested (whether as a director, shareholder, principal, consultant, agent, partner or employee) in any business within the European Union or the United States of America which is competitive or likely to be competitive with any business of the Barclays Group in the provision of banking or financial services and which is carried on by the Group as at the date your employment terminates;

ii)	for a period of 12 months from the termination of your employment for any reason(on your own account or on behalf of any person, firm or company) (directly or indirectly) canvass or solicit business for products or services similar to those being offered by the Barclays Group from any person, firm or company who is or has been a customer of the Barclays Group in the 12 months prior to the termination of your employment and with whom you had material dealings in respect of banking facilities or other products or services provided by the Barclays Group during that period; and

iii)	for a period of 12 months from the termination of your employment for any reason(directly or indirectly) induce or attempt to induce or entice away any director, officer or employee of executive status to leave the employment of the Barclays Group and with whom you had material dealings in the 12 months prior to the termination of your employment.

d.)	You agree that the provisions of this Section are reasonable and further agree that if a final judicial determination is made by a court of competent jurisdiction that the duration or any other restriction contained in this Section is an unenforceable restriction against you, the provisions of this Section shall not be rendered void but shall be deemed amended to apply to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Section is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein. You agree that any breach of the agreements contained in this Section would irreparably injure the Company and Barclays Bank PLC. Accordingly, the Company and/or Barclays Bank PLC (and/or any of their respective successors or assigns) may, in addition to pursuing any other remedies they may have in law or in equity, obtain an injunction against you restraining your further violation of this Agreement.

12. Governing Law and Dispute Resolution.

This Assignment, which may only be amended by written agreement of the parties hereto, shall be construed, interpreted and governed in accordance with the laws of the State of New York without reference to rules relating to conflicts of law and the federal and states courts located in the County of New York are to have exclusive jurisdiction to settle any disputes which may arise in connection with this Agreement and/or your Assignment.

Please confirm your consent to this Agreement’s terms by signing and dating the attached copy of this letter, and forwarding it to me.

By:	/s/ Patrick Mullin
Patrick Mullin, Sr. Vice President

Date:	25/5/05

I accept the Assignment and agree to this Agreement’s terms.

/s/ Robert E. Diamond Jr.
Robert E. Diamond Jr.

Date: 25 May 2005